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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ... )*

                            VDC Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   91821B 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Frederick A. Moran
                            VDC Communications, Inc.
                               75 Holly Hill Lane
                               Greenwich, CT 06830
                                 (203) 869-5100
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 5, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.204.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

--------------------------------------------------------------------------------
CUSIP No. 91821B 10 1                                         Page 2 of 13 Pages
--------------------------------------------------------------------------------

         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  Frederick A. Moran
--------------------------------------------------------------------------------
         2.       Check  the  Appropriate  Box  if  a  Member  of  a  Group (See
                  Instructions)

                  (a)
                  (b)      X
--------------------------------------------------------------------------------
         3.       SEC Use Only

--------------------------------------------------------------------------------
         4.       Source of Funds (See Instructions)

                  PF, OO
--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                  X
--------------------------------------------------------------------------------
         6.       Citizenship or Place of Organization

                  U.S.A.
--------------------------------------------------------------------------------
Number of             7.               Sole Voting Power
Shares Bene-
ficially by                            290,375 (1)
Owned by Each     --------------------------------------------------------------
Reporting             8.               Shared Voting Power
Person With
                                       427,817 (1)
                  --------------------------------------------------------------
                      9.               Sole Dispositive Power

                                       290,375 (1)
                  --------------------------------------------------------------
                      10.              Shared Dispositive Power

                                       427,817(1)
--------------------------------------------------------------------------------
         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  3,502,814 (2), (3)
--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11)

                  16.3% (4)
--------------------------------------------------------------------------------
         14.      Type of Reporting Person (See Instructions)

                  IN

(1)      As of the date of filing this  statement  (the  "Statement"), Frederick
A. Moran ("Mr. Moran") had sole dispositive and voting power with respect to 290,375 shares of VDC Communications, Inc. (the "Issuer") common stock, par value $.0001 per share (the "Common Stock") (including an option to purchase 40,000 shares of Issuer Common Stock held by Mr. Moran, individually, and vested as of December 1999) and shared dispositive and voting power with respect to 427,817 shares of Issuer Common Stock. As of May 15, 1999, the date which is ten days following the date of the event which requires filing this Statement, Mr. Moran had sole voting and dispositive power with respect to 282,675 shares and shared dispositive and voting power with respect to 427,817 shares of Issuer Common Stock.

--------------------------------------------------------------------------------
CUSIP No. 91821B 10 1                                         Page 3 of 13 Pages
--------------------------------------------------------------------------------

(2) Includes stock options to purchase 42,000 shares of Issuer Common Stock which vested in December 1999. The 3,502,814 shares are owned by the following individuals and entities in the following amounts: Frederick A. Moran (125,000 shares plus option to purchase 40,000 shares); Joan Moran (option to purchase 2,000 shares); Frederick A. Moran and Joan Moran (386,437 shares); Frederick A. Moran and Anne Moran (41,380 shares); the Moran Equity Fund, Inc. (938 shares); the Luke F. Moran Trust (1,328,660 shares); the Kent F. Moran Trust (1,328,810 shares); Luke F. Moran (22,102 shares); Kent F. Moran (15,671 shares); the Frederick A. Moran, IRA (85,998 shares); the Frederick Moran Trust (90 shares); the Anne Moran Trust (125 shares); the Luke Moran IRA (333 shares); the Kent Moran IRA (333 shares); the Joan Moran IRA (248 shares); Anne Moran (63,643 shares); and the Anne Moran IRA (61,046 shares).

         This Statement assumes that all shares referenced in the preceding paragraph are beneficially owned by Mr. Moran due to his family relationship and family association with the individuals and entities in the preceding paragraph and therefore the possibility that Mr. Moran is part of a "group" for the purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. Along these lines, the beneficial ownership of shares owned by Anne Moran, Mr. Moran's mother, and the Anne Moran IRA were included in Mr. Moran's beneficial ownership as of December 1999, contemporaneously with Anne Moran's decision to reside with Mr. Moran. However, it is important to note, as referenced in Items 7 through 10 of the cover page, that Mr. Moran has voting and dispositive power over a very limited number of shares. The filing of this Statement shall not be construed as an admission that Mr. Moran is, for purposes of Section 13(d), or 13(g) of the Act, the beneficial owner of any securities covered by the Statement. The filing of this Statement shall not be construed as an admission that Mr. Moran is part of any "group" for the purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. Moreover, Mr. Moran specifically disclaims that he is part of any such group. This disclaimer is based, in part, on the fact that there is neither an agreement, either orally or in writing, among the Moran individuals or Moran entities that Mr. Moran is associated with, nor is there a common plan or goal among such individuals and entities that would give rise to a "group."

(3) As of May 15, 1999, the date that is ten days after the date of event which requires the filing of this Statement, Mr. Moran was the beneficial owner of 3,368,425 shares. As of May 15, 1999, the 3,368,425 shares were owned by the following individuals and entities in the following amounts: Frederick A. Moran (125,000 shares); Frederick A. Moran and Joan Moran (386,437 shares); Frederick
A. Moran and Anne Moran (41,380 shares); the Moran Equity Fund, Inc. (27,938 shares); the Luke F. Moran Trust (1,328,660 shares); the Kent F. Moran Trust
(1,328,810 shares); Luke F. Moran (22,102 shares); Kent F. Moran (20,971 shares); the Frederick A. Moran, IRA (85,998 shares); the Frederick Moran Trust (90 shares); the Anne Moran Trust (125 shares); the Luke Moran IRA (333 shares); the Kent Moran IRA (333 shares); and the Joan Moran IRA (248 shares).

         The beneficial ownership of 3,368,425 shares assumes that all shares referenced in the preceding paragraph were beneficially owned by Mr. Moran on May 15, 1999 due to his family relationship and family association with the individuals and entities in the preceding paragraph and therefore the possibility that Mr. Moran was part of a "group" for the purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. However, it is important to note, as referenced in Footnote (1) to the cover page, that as of May 15, 1999, Mr. Moran had voting and dispositive power over a very limited number of shares. The filing of this Statement shall not be construed as an admission that Mr. Moran was, for purposes of Section 13(d), or 13(g) of the Act, the beneficial owner of 3,368,425 shares on May 15, 1999. The filing of this Statement shall not be construed as an admission that Mr. Moran is or was part of any "group" for the purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. Moreover, Mr. Moran specifically disclaims that he is or was part of any such group. This disclaimer is based, in part, on the fact that there is and was neither an agreement, either orally or in writing, among the Moran individuals or Moran entities that Mr. Moran is associated with, nor is or was there a common plan or goal among such individuals and entities that would give rise to a "group."

--------------------------------------------------------------------------------
CUSIP No. 91821B 10 1                                         Page 4 of 13 Pages
--------------------------------------------------------------------------------

(4) Based upon 21,506,917 shares of Common Stock as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 plus 42,000 shares of Issuer Common Stock underlying stock options. The relevant percentage for May 15, 1999 was 17.9% based upon 18,853,257 shares of Common Stock as reported in Issuer's Quarterly Report on Form 10-Q for the quarter ended March 30, 1999.

         This statement (the "Statement") relates to the common stock, par value $.0001 per share (the "Common Stock") of VDC Communications, Inc., a Delaware corporation (the "Issuer"). This Statement constitutes an initial filing of
Schedule 13D for Frederick A. Moran ("Mr. Moran").

Item 1.   Security and Issuer

         This Statement relates to the Issuer's Common Stock. The address of the Issuer's principal executive office is 75 Holly Hill Lane, Greenwich, CT 06830.

Item 2.  Identity and Background

         (a)      The  name  of the person filing this Statement is Frederick A.
Moran.

         (b-c) Mr. Moran's principal occupation is serving as Officer and Director of the Issuer. Mr. Moran's business address and the address of the Issuer is 75 Holly Hill Lane, Greenwich, Connecticut 06830. The Issuer's principal business is telecommunications.

         (d) During the last five years, Mr. Moran has not been convicted in any criminal proceeding.

         (e) In a civil action filed by the Securities and Exchange Commission ("SEC") during June 1995, Mr. Moran and Moran Asset Management, Inc., an investment advisory firm ("Moran Asset") were found by the United States District Court for the Southern District of New York to have violated Section 206(2) of the Investment Advisers Act of 1940 (the "Advisers Act") for negligently allocating shares of stock to Mr. Moran's personal, family and firm accounts at a slightly lower price than shares of stock purchased for Moran Asset's advisory clients the following day. The Court also found that Mr. Moran, Moran Asset and Moran & Associates, Inc. Securities Brokerage, an investment banking and securities brokerage firm ("Moran Brokerage") had violated the disclosure requirements of Section 204 of the Advisers Act and the corresponding broker-dealer registration requirements of Section 15(b) of the Securities Exchange Act of 1934 (the "Exchange Act") by willfully failing to disclose that Mr. Moran's two eldest sons were members of Moran Asset's and Moran Brokerage's board of directors. Mr. Moran was the President and principal portfolio manager of Moran Asset, as well as the President and Director of Research for Moran
Brokerage. As a result of these findings, Mr. Moran, Moran Asset and Moran Brokerage were permanently enjoined from violating Sections 204, 206(2), and 207 of the Advisers Act and Section 15(b) of the Exchange Act. The Court ordered Moran Asset and Moran Brokerage to pay civil monetary penalties in the respective amounts of $50,000 and $25,000. The Court also ordered Mr. Moran to disgorge $9,551.17 plus prejudgment interest and pay a civil monetary penalty in the amount of $25,000.

                  Although Mr. Moran and the other named parties accepted and fully complied with the findings of the District Court, they believe that the outcome of the matter and the sanctions imposed failed to take into account a number of mitigating circumstances, the first of which is that the basis for the violation of Section 206(2) of the Advisers Act was an isolated incident of negligence resulting in the allocation of 15,000 shares of stock to Moran family and firm accounts at a slightly lower price than those purchased for firm clients the following day, resulting in $9,551.17 in higher purchase cost incurred by these clients. In the opinion of Mr. Moran, the scope of this infraction was not properly considered in view of the following circumstances, among others: (i) the extraordinary volume of the daily business undertaken by Moran Asset and Moran Brokerage which, on the date in question, purchased approximately $34,000,000 of stocks for advisory clients and proprietary

--------------------------------------------------------------------------------
CUSIP No. 91821B 10 1                                         Page 5 of 13 Pages
--------------------------------------------------------------------------------

accounts; (ii) that the appropriate personnel had inadvertently allocated shares to certain personal and family accounts on the belief that all client purchases had been completed; and (iii) shares of an additional stock had been purchased that day for certain personal and family accounts at prices higher than those paid by advisory clients the following day. Second, with respect to the violation of the disclosure requirements of Section 204 of the Advisers Act and
Section  15(b) of the  Exchange  Act, the Court found Mr. Moran and others to be liable for failure to disclose additional directors of Moran Asset and Moran Brokerage. However, the additional directors in question were Mr. Moran's two older sons who had been appointed as directors as a matter of clerical convenience. In fact, they never participated in any Board of Directors meetings, nor made any decisions concerning Moran Asset or Moran Brokerage, and were never informed that they were directors. Furthermore, if their directorships had been disclosed, as the Court had determined to be required, Mr. Moran believes that any such disclosure would have, in fact, enhanced the Form ADV of Moran Asset and the Form BD of Moran Brokerage, since both adult sons were professional securities analysts with major investment banks and held college degrees from prestigious universities. Third, during his twenty-four years as a full time investment professional, Mr. Moran has not otherwise been the subject of any SEC, NASD or other regulatory or judicial matters.

                  Other than as described above, during the last five years, Mr. Moran has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Moran is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         On May 5, 1999, Mr. Moran and his wife, Joan Moran, jointly purchased 280,000 shares of Issuer Common Stock for $840,000. The source of this purchase price was the personal funds of Mr. Moran and Joan Moran. Also on May 5, 1999, the Kent F. Moran Trust purchased 24,160 shares of Issuer Common Stock for $72,480. The source of this purchase price was the Trust's funds. Also on May 5, 1999, the Luke F. Moran Trust purchased 24,010 shares of Issuer Common Stock for $72,030. The source of this purchase price was the Trust's funds. The above-referenced acquisitions were part of an overall private placement conducted by the Issuer in May 1999 (the "May 1999 Private Placement") in which the Issuer sold 1,265,947 shares of Common Stock in a non-public offering exempt from registration pursuant to Section 4(2), and Rule 506 of Regulation D of the Securities Act of 1933 as follows:


                    Shareholder                                       Number of Shares     Consideration ($)     Warrants(1)
                    -----------                                       ----------------     -----------------     -----------

                    Adase Partners, L.P.                                        60,000             162,000.00          6,000

                    Alnilam Partners, LP                                         2,185                     (2)

                    Dean Brizel and Jeanne Brizel                               20,000              54,000.00          2,000

                    Stephen Buell                                               20,000              54,000.00          2,000

                    Capital Opportunity Partners One, LP                        20,000              54,000.00          2,000

                    Arthur Cooper and Joanie Cooper                             40,000             108,000.00          4,000

                    Mark Eshman & Jill Eshman trustees for the                  20,000              54,000.00          2,000
                       Eshman Living Trust dated 9/24/90

                    Jeffrey Feingold and Barbara Feingold                       20,000              54,000.00          2,000

                    Fred Fraenkel                                               20,000              54,000.00          2,000

                    Torunn Garin                                                60,000             162,000.00          6,000

                    Henry D. Jacobs Jr.                                         37,037              99,999.90          3,703

                    Frederick A. Moran and Joan B. Moran                       280,000             840,000.00              -



--------------------------------------------------------------------------------
CUSIP No. 91821B 10 1                                         Page 6 of 13 Pages
--------------------------------------------------------------------------------

                    Kent F. Moran Trust                                         24,160              72,480.00              -

                    Luke F. Moran Trust                                         24,010              72,030.00              -

                    Ernst Von Olnhausen                                         10,000              27,000.00          1,000

                    Paradigm Group, LLC                                        370,370             999,999.00         64,814 (3)

                    PGP I Investors, LLC                                       185,185             499,999.50         18,518

                    Santa Fe Capital Group (NM), Inc.                            3,000                     (2)

                    Scott Schenker and Randi Schenker                           20,000              54,000.00          2,000

                    Michael Weissman                                            10,000              27,000.00          1,000

                    Robert Vicas                                                20,000              54,000.00          2,000
                    ------------                                                ------              ---------          -----
                    Total                                                    1,265,947                               121,035

(1) The warrants have an exercise price of $6.00 per share and expire three years from the date of grant (May, 2002).

(2) In consideration for investment banking services rendered in connection with private placement.

(3) Includes warrant to purchase 27,777 shares granted in consideration for consulting services rendered in connection with private placement.

         The following paragraphs detail prior transactions that resulted in the acquisition of Issuer securities, certain of which are reflected in this Statement.

         In December 1998, Anne Moran, the Anne Moran IRA, Mr. Moran and Anne Moran, the Frederick A. Moran, IRA, the Joan Moran, IRA, Kent Moran, Luke Moran and the Moran Equity Fund, Inc. purchased shares of Issuer Common Stock in a non-public offering exempt from registration pursuant to Section 4(2) and Rule 506 of Regulation D of the Act as set forth below (the "December Private Placement"). For the individuals and entity referenced in this paragraph, certain other information required by this Item 3 is set forth in the table below.


Shareholder                              Number of Shares   Purchase Price ($)            Source of Funds
-----------                              ----------------   ------------------            ---------------
Anne Moran                                 35,310               127,998.75                      N/A
Anne Moran, IRA                            49,379               178,998.87                      N/A
Frederick A. Moran &                       41,380               150,002.50        Personal funds of Mr. Moran and
Anne Moran                                                                                   Anne Moran
Frederick A. Moran, IRA                       331               1,199.875           Personal funds of Mr. Moran
Frederick W. Moran                        100,000                362,500                        N/A
Joan Moran, IRA                               248                  899              Personal funds of Joan Moran
Kent Moran                                  8,221               29,801.13           Personal funds of Kent Moran
Luke Moran                                  9,352                 33,901            Personal funds of Luke Moran
Moran Equity Fund, Inc.                       938                3,400.25                 Working capital
                                              ---
TOTAL                                     245,159


         In May 1998, Anne Moran, the Anne Moran Trust, the Anne Moran, IRA, the Moran Equity Fund, Inc., the Frederick A. Moran, IRA, Frederick A. Moran and Joan B. Moran, the Frederick A. Moran Trust, Kent Moran, the Kent Moran, IRA, Luke Moran, and the Luke Moran IRA purchased shares of Issuer Common Stock in a non-public offering exempt from registration pursuant to Section 4(2) and Rule 506 of Regulation D of the Act as set forth below (the "May Private Placement"). For the individuals and entities referenced in this paragraph, certain other information required by this Item 3 is set forth in the table below.

--------------------------------------------------------------------------------
CUSIP No. 91821B 10 1                                         Page 7 of 13 Pages
--------------------------------------------------------------------------------


Shareholder                         Number of Shares       Purchase Price ($)              Source of Funds
-----------                         ----------------       ------------------              ---------------

Lancer Offshore, Inc.                     150,000               900,000                          N/A
Lancer Voyager Fund                        25,000               150,000                          N/A
Anne Moran                                 39,333               235,998                          N/A
Anne Moran Trust                              250                1,500                       Trust funds
Anne Moran, IRA                            11,667                70,002                          N/A
Moran Equity Fund, Inc.                    27,000               162,000                    Working capital
Frederick A. Moran, IRA                    85,667               514,002              Personal funds of Mr. Moran
Frederick A. Moran                         23,667               142,002            Personal funds of Mr. Moran and
& Joan B. Moran                                                                              Joan Moran
Frederick A. Moran Trust                      180                1,080                       Trust funds
Frederick W. Moran                        100,000               600,000                          N/A
Kent Moran                                 10,000                60,000             Personal funds of Kent Moran
Kent Moran, IRA                               333                1,998              Personal funds of Kent Moran
Luke Moran                                 10,000                60,000             Personal funds of Luke Moran
Luke Moran, IRA                               333                1,998              Personal funds of Luke Moran
Alan B. Snyder                            100,000               600,000                          N/A
                                          -------
TOTAL                                     583,430

         Pursuant to the terms of an Amended and Restated Agreement and Plan of Merger, by and among VDC Corporation Ltd. ("VDC"), a Bermuda company, the Issuer (then known as VDC (Delaware), Inc.), Sky King Communications, Inc., a Connecticut corporation ("Sky King") and the Sky King shareholders (the "Merger Agreement"), as further amended by an Amendment to the Merger Agreement, dated March 6, 1998 (the "Amendment"), Sky King merged with and into the Issuer (the "Merger"). In exchange for their shares of Sky King common stock, Sky King shareholders were issued shares of preferred stock of the Issuer ("Preferred Stock"). As part of the Merger: (1) Mr. Moran and Joan Moran were jointly issued 82,670 shares of Preferred Stock; (2) Luke Moran was issued 1,304,650 shares of Preferred Stock; and (3) Kent Moran was issued 1,304,650 shares of Preferred Stock. In accordance with the terms of the Merger Agreement, all shares of Preferred Stock, including those shares held by Mr. Moran and Joan Moran, jointly, Kent Moran and Luke Moran, were converted into shares of Issuer Common Stock upon the merger of VDC with and into the Issuer on November 6, 1998.

         References to, and descriptions of, the Merger Agreement and the Amendment as set forth in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement and the Amendment, included as Exhibits 4 and 5, respectively, and are incorporated in this Item 3 where such references and descriptions appear.

Item 4.  Purpose of the Transaction

         The securities acquired by Frederick A. Moran and Joan Moran, Frederick
A. Moran and Anne Moran, the Moran Equity Fund, Inc., the Luke F. Moran Trust, the Kent F. Moran Trust, Luke F. Moran, Kent F. Moran, the Frederick A. Moran, IRA, the Frederick Moran Trust, the Anne Moran Trust, the Luke Moran IRA, the Kent Moran IRA, the Joan Moran IRA., Anne Moran, and the Anne Moran, IRA, as documented above in Item 3, were acquired for investment purposes. It should be noted, however, that the shares acquired by Mr. Moran and Joan Moran, Luke Moran and Kent Moran in the Merger were acquired in a transaction pursuant to which Sky King management, including Mr. Moran, assumed management control of VDC. That is, despite the fact that the shares acquired by such individuals were acquired for investment purposes, the shares were acquired as part of a transaction that specifically contemplated a change in management.

         Except as set forth below, Mr. Moran does not have any present plans or proposals which relate to, or would result in: (a) an acquisition by any person of additional securities of the Issuer, or the disposition of securities of the

--------------------------------------------------------------------------------
CUSIP No. 91821B 10 1                                         Page 8 of 13 Pages
--------------------------------------------------------------------------------

Issuer; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors (the "Board") or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to the Act; or (j) any action similar to those enumerated above.

         Mr. Moran in his capacity as an Officer and Director of the Issuer is constantly assessing enhancements to the Issuer's business. One possibility being considered is the use of the Internet as a means of augmenting the Issuer's carriage of telecommunications traffic or to otherwise complement the Issuer's business with Internet services.

         As an Officer and Director of the Issuer, Mr. Moran has influence over the corporate activities of the Issuer, including as may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Mr. Moran reserves the right to formulate purposes, plans, or proposals regarding the Issuer or its securities to the extent he deems advisable in light of his position as Chief Executive Officer, Chairman of the Board and Director of the Issuer.

         Mr. Moran reserves the right to acquire or sell securities of the Issuer to the extent he deems advisable in light of market conditions and other factors.

Item 5.  Interest in Securities of the Issuer

         (a) As of the date of the filing of this Statement, Mr. Moran is the beneficial owner of 3,502,814 shares of Issuer Common Stock (see Footnote 1 below)(which includes stock options to purchase 42,000 shares of Issuer Common Stock which vested in December 1999) which constitutes 16.3% of the issued and outstanding shares of Issuer Common Stock (based upon 21,506,917 shares of Common Stock as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 plus 42,000 shares of Issuer Common Stock underlying stock options). As of May 15, 1999, the date that is ten days after the date of event which requires the filing of this Statement, Mr. Moran was the beneficial owner of 3,368,425 shares (see Footnote 2 below), which shares constituted 17.9% of the issued and outstanding shares of Issuer Common Stock (based upon 18,853,257 shares of Common Stock as reported in Issuer's Quarterly Report on Form 10-Q for the quarter ended March 30, 1999).

         (b) As of the date of filing this Statement, Mr. Moran had sole dispositive and voting power with respect to 290,375 shares of Issuer Common Stock (including option to purchase 40,000 shares of Issuer Common Stock held by Mr. Moran, individually, and vested as of December 1999) and shared dispositive and voting power with respect to 427,817 shares of Issuer Common Stock. As of May 15, 1999, the date which is ten days following the date of the event which requires filing this Statement, Mr. Moran had sole voting and dispositive power with respect to 282,675 shares and shared dispositive and voting power with respect to 427,817 shares of Issuer Common Stock. The following sets forth information with regards to each person with whom the power to vote or to direct the vote or to dispose or to direct the disposition of shares is shared:

                  (i)      Joan B. Moran.

                           (a)      Joan B. Moran  is  one  of  the  individuals
with whom Mr. Moran shares the power to vote or to direct the vote or to dispose or direct the disposition of shares.

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CUSIP No. 91821B 10 1                                         Page 9 of 13 Pages
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                           (b-c)    Mrs.   Moran's   principal   occupation   is
administrative and human resources assistant at the Issuer. Mrs. Moran's business address and the address of the Issuer is 75 Holly Hill Lane, Greenwich, Connecticut 06830.

                           (d)      During the last five years,  Mrs.  Moran has
not been convicted in any criminal proceedings.

                           (e)      During  the  last  five  years,  Mrs.  Moran
has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                           (f)      Mrs. Moran is a citizen of the United States
of America.

                  (ii)     Anne Moran.

                           (a)      Anne Moran is one of  the  individuals  with
whom Mr. Moran shares the power to vote or to direct the vote or to dispose or direct the disposition of shares.

                           (b-c)    Mrs. Moran is not currently  employed.  Mrs.
Moran's residence address is 25 Doubling Road, Greenwich, Connecticut 06830.

                           (d)      During  the  last five years Mrs.  Moran has
not been  convicted  in any criminal proceedings.

                           (e)      During  the  last  five  years,  Mrs.  Moran
has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                           (f)      Mrs. Moran is a citizen of the United States
of America.

         (c) Mr. Moran has not effected any transactions in the securities of the Issuer during the past sixty (60) days.

         (d) The 3,502,814 shares referenced in Item 5(a) are owned by the following individuals and entities in the following amounts: Frederick A. Moran (125,000 share plus option to purchase 40,000 shares); Joan Moran (option to purchase 2,000 shares); Frederick A. Moran and Joan Moran (386,437 shares); Frederick A. Moran and Anne Moran (41,380 shares); the Moran Equity Fund, Inc. (938 shares); the Luke F. Moran Trust (1,328,660 shares); the Kent F. Moran Trust (1,328,810 shares); Luke F. Moran (22,102 shares); Kent F. Moran (15,671 shares); the Frederick A. Moran, IRA (85,998 shares); the Frederick Moran Trust (90 shares); the Anne Moran Trust (125 shares); the Luke Moran IRA (333 shares); the Kent Moran IRA (333 shares); the Joan Moran IRA (248 shares); Anne Moran (63,643 shares); and the Anne Moran IRA (61,046 shares). Each of these individuals and entities has either the sole, or shares, the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities the beneficial ownership of which is attributed to them. The Kent
F. Moran Trust and the Luke F. Moran Trust each separately owns more than five percent of the outstanding shares of Common Stock of the Issuer.

                  This Statement assumes that all shares referenced in the preceding paragraph are beneficially owned by Mr. Moran due to his family relationship and family association with the individuals and entities in the preceding paragraph and therefore the possibility that Mr. Moran is part of a "group" for the purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1)

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CUSIP No. 91821B 10 1                                        Page 10 of 13 Pages
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thereunder.  Along these lines, the beneficial ownership of shares owned by Anne
Moran, Mr. Moran's mother, and the Anne Moran IRA were included in Mr. Moran's beneficial ownership as of December 1999, contemporaneously with Anne Moran's decision to reside with Mr. Moran. However, it is important to note, as referenced in Item 5(b), that Mr. Moran has voting and dispositive power over a very limited number of shares. The filing of this Statement shall not be construed as an admission that Mr. Moran is, for purposes of Section 13(d), or 13(g) of the Act, the beneficial owner of any securities covered by the Statement. The filing of this Statement shall not be construed as an admission that Mr. Moran is part of any "group" for the purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. Moreover, Mr. Moran specifically disclaims that he is part of any such group. This disclaimer is based, in part, on the fact that there is neither an agreement, either orally or in writing, among the Moran individuals or Moran entities that Mr. Moran is associated with, nor is there a common plan or goal among such individuals and entities that would give rise to a "group."

                  Pursuant to the terms of a Settlement, Release and Discharge Agreement, dated November 19, 1998 by and among the Issuer, Dr. James C. Roberts, and Mr. Moran, Dr. Roberts transferred 125,000 shares of Issuer Common Stock to Mr. Moran, personally, and authorized Mr. Moran to sell said shares in order to satisfy certain indebtedness Dr. Roberts had to Mr. Moran and his wife, Mr. Moran, the Issuer, and a third-party landlord. According to the Agreement, the proceeds from the sale of said shares will go to pay off Dr. Roberts' indebtedness to the following individuals and entities in the following order:
(1) Mr. Moran and his wife; (2) Mr. Moran; (3) the Issuer; and (4) a third-party landlord.

         (e)      Not applicable.

(1) The 3,502,814 shares are owned by the following individuals and entities in the following amounts: Frederick A. Moran (125,000 share plus option to purchase 40,000 shares); Joan Moran (option to purchase 2,000 shares); Frederick A. Moran and Joan Moran (386,437 shares); Frederick A. Moran and Anne Moran (41,380 shares); the Moran Equity Fund, Inc. (938 shares); the Luke F. Moran Trust (1,328,660 shares); the Kent F. Moran Trust (1,328,810 shares); Luke
F. Moran (22,102 shares); Kent F. Moran (15,671 shares); the Frederick A. Moran, IRA (85,998 shares); the Frederick Moran Trust (90 shares); the Anne Moran Trust (125 shares); the Luke Moran IRA (333 shares); the Kent Moran IRA (333 shares); the Joan Moran IRA (248 shares); Anne Moran (63,643 shares); and the Anne Moran IRA (61,046 shares).

         This Statement assumes that all shares referenced in the preceding paragraph are beneficially owned by Mr. Moran due to his family relationship and family association with the individuals and entities in the preceding paragraph and therefore the possibility that Mr. Moran is part of a "group" for the purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. Along these lines, the beneficial ownership of shares owned by Anne Moran, Mr. Moran's mother, and the Anne Moran IRA were included in Mr. Moran's beneficial ownership as of December 1999, contemporaneously with Anne Moran's decision to reside with Mr. Moran. However, it is important to note, as referenced in Item 5(b), that Mr. Moran has voting and dispositive power over a very limited number of shares. The filing of this Statement shall not be construed as an admission that Mr. Moran is, for purposes of Section 13(d), or 13(g) of the Act, the beneficial owner of any securities covered by the Statement. The filing of this Statement shall not be construed as an admission that Mr. Moran is part of any "group" for the purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. Moreover, Mr. Moran specifically disclaims that he is part of any such group. This disclaimer is based, in part, on the fact that there is neither an agreement, either orally or in writing, among the Moran individuals or Moran entities that Mr. Moran is associated with, nor is there a common plan or goal among such individuals and entities that would give rise to a "group."

(2) As of May 15, 1999, the 3,368,425 shares were owned by the following individuals and entities in the following amounts: Frederick A. Moran (125,000 shares); Frederick A. Moran and Joan Moran (386,437 shares); Frederick A. Moran and Anne Moran (41,380 shares); the Moran Equity Fund, Inc. (27,938 shares); the Luke F. Moran Trust (1,328,660 shares); the Kent F. Moran Trust (1,328,810

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CUSIP No. 91821B 10 1                                        Page 11 of 13 Pages
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shares);  Luke F. Moran  (22,102  shares);  Kent F. Moran (20,971  shares);  the
Frederick A. Moran, IRA (85,998 shares); the Frederick Moran Trust (90 shares); the Anne Moran Trust (125 shares); the Luke Moran IRA (333 shares); the Kent Moran IRA (333 shares); and the Joan Moran IRA (248 shares).

         The beneficial ownership of 3,368,425 shares assumes that all shares referenced in the preceding paragraph were beneficially owned by Mr. Moran on May 15, 1999 due to his family relationship and family association with the individuals and entities in the preceding paragraph and therefore the possibility that Mr. Moran was part of a "group" for the purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. However, it is important to note, as referenced in Item 5(b), that as of May 15, 1999, Mr. Moran had voting and dispositive power over a very limited number of shares. The filing of this Statement shall not be construed as an admission that Mr. Moran was, for purposes of Section 13(d), or 13(g) of the Act, the beneficial owner of 3,368,425 shares on May 15, 1999. The filing of this Statement shall not be construed as an admission that Mr. Moran is or was part of any "group" for the purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. Moreover, Mr. Moran specifically disclaims that he is or was part of any such group. This disclaimer is based, in part, on the fact that there is and was neither an agreement, either orally or in writing, among the Moran individuals or Moran entities that Mr. Moran is associated with, nor is there a common plan or goal among such individuals and entities that would give rise to a "group."

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities Holder

         The information set forth in Item 3 is hereby incorporated by reference. A Form of Securities Purchase Agreement for the May 1999 Private Placement, the December Private Placement, and the May Private Placement are attached hereto as Exhibits 1, 2 and 3, respectively. All such Securities
Purchase Agreements contained registration rights providing that the Issuer would use reasonable best efforts or best efforts to file a registration statement within a certain number of days of closing in which the shares subject to the Securities Purchase Agreement were included (subject to standard and customary underwriter scale-back provisions and other restrictions) with all registration expenses to be paid by the Issuer. Copies of the Merger Agreement and the Amendment are attached hereto as Exhibit 4 and 5, respectively.

         Mr. Moran has entered into an Incentive Stock Option Agreement with Issuer, dated October 1, 1999, representing an option to purchase 200,000 shares of Common Stock. The option exercise price is $1.25 per share. The option vests 20% per year over five years commencing on the first anniversary of the date of grant. The option expires five years from the date of grant.

         Mr. Moran has entered into an Incentive Stock Option Agreement with the Issuer, dated November 30, 1999, representing an option to purchase 450,000 shares of Common Stock. The option exercise price is $1.03125 per share. The option vests 20% per year over five years commencing on the first anniversary of the date of grant. The option expires five years from the date of grant.

         In connection with a personal loan made by Mr. Moran and his wife to Edwin B. Read and Mary K. Read, Mr. Read, an Issuer employee, has agreed to pledge his Issuer stock options as collateral to guarantee the repayment of the loan. This agreement is documented in a Contractual Short Term Loan Agreement by and between Edwin B. Read and Mary Karen Read and Frederick A. Moran and Joan Moran, dated June 25, 1998. The employee at issue currently has options to purchase 175,000 shares of Issuer Common Stock.

         Pursuant to the terms of Settlement, Release and Discharge Agreement, dated November 19, 1998 by and among the Issuer, Dr. James C. Roberts, and Mr. Moran, Dr. Roberts transferred 125,000 shares of Issuer Common Stock to Mr. Moran, personally, and authorized Mr. Moran to sell said shares in order to satisfy certain indebtedness Dr. Roberts had to Mr. Moran and his wife, Mr.

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CUSIP No. 91821B 10 1                                        Page 12 of 13 Pages
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Moran, the Issuer, and a third-party landlord.  According to the Agreement,  the proceeds from the sale of said shares will go to pay off Dr. Roberts' indebtedness to the following individuals and entities in the following order:
(1) Mr. Moran and his wife; (2) Mr. Moran; (3) the Issuer; and (4) a third-party landlord. The Agreement further provides that to the extent more than 25,000 shares remain after satisfying the foregoing indebtedness, Mr. Moran will retain shares in excess of 25,000 for his personal ownership with the remaining 25,000 being surrendered to the Company for cancellation. Finally, the Agreement provides that to the extent 25,000 or fewer shares remain after satisfying the foregoing indebtedness, Mr. Moran will surrender all such remaining shares to the Company for cancellation.

         The descriptions of the above contracts and agreements do not purport to be complete and are qualified in their entirety by reference to the appropriate complete contract or agreement attached as an Exhibit to this Statement. Such Exhibits are incorporated in this Item 6 in their entirety to supplement the appropriate reference or description above.

Item 7.  Material to Be Filed as Exhibits

1.       Form of Securities Purchase Agreement for May 1999 Private Placement.

2.       Form of Securities Purchase Agreement for December Private Placement

3.       Form of Securities Purchase Agreement for May Private Placement

4. Amended and Restated Agreement and Plan of Merger, by and among VDC Corporation Ltd., VDC (Delaware), Inc., Sky King Communications, Inc. and the shareholders of Sky King Communications, Inc., dated December 10, 1997.

5. Amendment to Amended and Restated Agreement and Plan of Merger, by and among VDC Corporation Ltd., VDC (Delaware), Inc., Sky King Communications, Inc. and the shareholders of Sky King Communications, Inc., dated March 6, 1998.

6. Incentive Stock Option Agreement by and between VDC Communications, Inc. and Frederick A. Moran, dated November 30, 1999.

7. Incentive Stock Option Agreement by and between VDC Communications, Inc. and Frederick A. Moran, dated October 1, 1999.

8. Contractual Short Term Loan Agreement by and between Edwin B. Read and Mary Karen Read and Frederick A. Moran and Joan Moran, dated June 25, 1998.

9.       Settlement,   Release  and  Discharge   Agreement  by  and  among,  VDC
         Communications, Inc., Dr. James C. Roberts and Frederick A. Moran, dated November 19, 1998.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

December 17, 1999.
--------------------------------------------------------------------------------
Date

/s/Frederick A. Moran
--------------------------------------------------------------------------------
Signature

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CUSIP No. 91821B 10 1                                        Page 13 of 13 Pages
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Frederick A. Moran
--------------------------------------------------------------------------------
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)